

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2014

Via E-mail
J. Michael Edge
Interim Chief Financial Officer
SWS Group, Inc.
1201 Elm Street, Suite 3500
Dallas, Texas 75270

      Re: **SWS Group, Inc.**
               Form 10-K for the Fiscal Year Ended June 30, 2014
               Filed September 5, 2014
               File No. 000-19483

Dear Mr. Edge:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Michael Clampitt

               Michael Clampitt
               Senior Staff Attorney